U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q (X)Form N-SAR

For the Period Ended:  September 30, 2016

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:

	Vertical Capital Income Fund

Address of Principal Executive Office (Street and Number)

	80 Arkay Drive
	Hauppauge, NY 11788

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed as quickly as possible;

	and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
	The Registrant has encountered unexpected and nuanced difficulties in the preparation of its financial statements. The Registrant is still in the process of back testing the fair value of its investments.Consequently, the Registrant is unable to complete its Form N-SAR and transmit its annual report to shareholders for the fiscal year ended
September 30, 2016 within the prescribed time period without unreasonable effort or expense as the preparation of the Registrants financial statements are still in progress and therefore the related accountant's report on internal control and the related audit is not complete. The Registrant expects to file its Form N-SAR as quickly as possible.


PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	Jason Hall, Treasurer (469) 341-2307

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vertical Capital Income Fund
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 30, 2016

By:    /s/Jason Hall
	Jason Hall
	Treasurer